June 11, 2009

Craig D. Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Filed November 24, 2008
Form 8-K
Filed January 21, 2009
File No. 000-21272

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 1, 2009, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for Fiscal year Ended September 27, 2008

Part I

1.                                       Please clarify in future filings, in a manner similar to that contained in your response to prior comment 3, the nature and extent of the specialist involvement in your determination of amounts to accrue for environmental liabilities.

The Company acknowledges the Staff’s comment and will provide the requested disclosure in its future filings.

Part II

Item 9A. Controls and Procedures

Controls and Procedures

(a) Management’s Report on Internal Control Over Financial Reporting, page 59

2.                                  Your response to prior comment 6 notwithstanding, amend your filing to comply with Item 308(a)(3) of Regulation S-K. In this regard, Management’s Report on Internal Control Over Financial Reporting is considered incomplete in the absence of a statement regarding management’s assessment as to whether or not internal control over financial reporting is effective. The Independent Registered Public Accounting Firm’s Report does not meet the requirements of Item 308(a)(3). Please note that the failure to provide management’s report adversely affects the company’s and its shareholders’ ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

On May 11, 2009, the Company filed an amendment to its Annual Report on Form 10-K for fiscal 2008 to include the statement regarding management’s assessment as to the effectiveness of internal control over financial reporting omitted from the previously filed Form 10-K. At the Staff’s direction, the Company considered Compensation and Disclosure Interpretation (“CD&I”) 115.02, which concluded that failure of a company to include the management’s report would render the Form 10-K materially deficient, and therefore, not timely filed. The example given in the CD&I interpretation appears to relate to an issuer that omitted the entire management report from its Form 10-K.  However, in the present case, due to a technical drafting error, the Company’s management report omitted only a single sentence concerning management’s assessment. The Form 10-K included all other disclosures required by Item 308, including the statement of management’s responsibility to maintain adequate internal controls, the description of the framework used for management’s assessment of such controls and the attestation report of the Company’s independent registered public accountants concerning such controls. As indicated in the Company’s previous response letter, such attestation report contains the accountants’ conclusion concerning the effectiveness of the Company’s internal controls, which conclusion would not have been included in the report absent management’s independent conclusion concerning the effectiveness of such controls. For this reason, the Company respectfully submits that the Form 10-K was not materially deficient because it substantially complied with Item 308.  Accordingly the Company further respectfully submits that the Form 10-K was timely filed

(c) Evaluation of Disclosure Controls and Procedures, pages 59 and 60

3.                                  Please consider whether management’s inadvertent omission of its conclusion as to the effectiveness of its internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report, and revise your disclosure as appropriate.

The Chief Executive Officer and Principal Financial Officer of the Company have considered whether the inadvertent omission of management’s conclusion concerning the effectiveness of internal controls from its fiscal 2008 Annual Report on Form 10-K should impact its original conclusion that the Company’s disclosure controls and procedures were effective at the time of filing.  As part of this process, management reviewed the Company’s disclosure controls and procedures with its internal auditors and various members of management.  As a result of this internal review, the Chief Executive Officer and Principal Financial Officer concluded that the omission of the statement was a technical drafting error that did not affect its original conclusion regarding the effectiveness of its disclosure controls and procedures.

Part III

Item 11. Executive Compensation, page 60

Incorporated by Reference from Schedule 14A Filed December 15, 2008

Executive Compensation and Related Information — Compensation Discussion and Analysis, page 27

Bonuses, page 30

4.               We note your response to prior comment 9, which asked you to provide a detailed quantitative and qualitative description of each element of the bonus formula, including individual bonus target percentages and corporate performance factors, and how your application of the bonus formula resulted in the bonus amount actually awarded to each named executive officer. In prior comment 9, we also asked you to provide a complete qualitative and quantitative description of the specific levels of achievement of the company, and each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels. Although you state that you have omitted certain quantitative disclosure in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we believe that you can include additional qualitative disclosure addressing the information requested in prior comment 9, without disclosing information that would result in competitive harm. As such, we reissue prior comment 9, in part.

The Company is filing concurrently with this response letter an amendment to its Annual Report on Form 10-K for fiscal 2008 in order to include the requested disclosure, which is also attached to this letter as Exhibit A.

Long-Term Equity-Based Incentive Awards, page 32

5.                                  We note your response to prior comment 11, which asked you to provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers. You state that 2008 equity levels were set primarily considering the underwater status of many options, executive officers’ individual performance, and executive officers’ current equity holdings. Please provide a more detailed explanation of how each of these factors affected the amount of options awarded to each named executive officer.

The Company is filing concurrently with this response letter an amendment to its Annual Report on Form 10-K for fiscal 2008 in order to include the requested disclosure, which is also attached to this letter as Exhibit A.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statement of  Stockholders’ Equity, page 75

6.                                  We have read your response to prior comment 13. As previously requested, please tell us the nature of the tax adjustment included in the line item “Stock-based compensation, net of tax adjustments for the year ended September 30, 2007. Further confirm that your classification of the tax impact of your share-based payments is classified in accordance with paragraph 68 of SFAS 123R.

During 2006, the Company conducted a stock option investigation that resulted in a restatement of its financial statements for fiscal 2005 and years prior.  In 2007, in conjunction with an IRS audit, it was noted that tax deductions for gains from exercises of stock options granted at a discount are limited under section 162(m) of the tax code.  During fiscal 2004, prior to the Company’s stock option investigation and the determination that certain stock options had been granted at a discount, the Company recorded a credit to contributed capital for the tax-effected amount of taxable gains from the exercise of stock options.  Upon conclusion of the IRS audit in 2007, the Company determined that its original accounting in 2004 resulted in a $3.9 million overstatement of contributed capital as the portion of gains associated with stock options granted at a discount should have been subject to a deductibility limitation under Section 162(m) of the tax code.  The Company concluded it was an error to not appropriately limit the tax deduction associated with certain of these stock options that were determined, upon conclusion of the stock option investigation, to have been issued at a discount.  The Company also determined, in accordance with the guidelines established in SAB 108 and SAB 99,that the error was not material to any of the impacted periods or to the period in which the error was discovered and corrected.  Accordingly, an adjustment was recorded to correct the error in 2007.  The adjustment discussed above was the only tax item recorded directly to contributed capital in 2007.  Based on the facts and circumstances discussed above, the Company does not believe paragraph 68 of SFAS 123R is applicable to this particular situation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

7.                                       We have read your response to prior comment 14 wherein you state that your arrangements “generally do not contain multiple deliverables.” Please refer to your list of end-to-end services on page 2 and the graphic depiction of your end-to-end services on page 4 and tell us whether your arrangements with customers typically contain more than one of these services or products. If so, as previously requested, please tell us how you considered the guidance in EITF 00-21 in determining whether the deliverables included in your customer arrangements represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

The Company has referred to its list of end-to-end services as presented on pages two and four of its Form 10-K.  The Company believes that its end-to-end service offering presents significant value to potential customers and the Company’s market position.  However, the Company confirms that its arrangements with customers typically do not contain more than one of these services or products.

The Company generally has master agreements with its customers that specify the general terms and conditions under which business will be conducted between the Company and its customers.  These agreements do not obligate the Company’s customers to purchase products or services, nor do they include pricing for the products or services offered thereunder.  The Company’s customary business practice is to obtain other forms of documentation to evidence its sales arrangements with its customers, as discussed below.

The Company estimates that at least 97 percent of its revenue is generated from volume manufacturing services, which include final system assembly and test and which are evidenced by purchase orders received from the Company’s customers.  The Company considers these purchase orders to be evidence of its arrangements with its customers.  Pricing for volume manufacturing services is established for a specified period of time (typically six months) based on substantive negotiations between the Company and its customers.  The Company receives purchase orders from its customers indicating the quantities and prices of products to be manufactured or assembled and delivers a finished product to its customer.  Upon delivery of a finished product to its customer, the Company does not have any further obligations or undelivered items with respect to these arrangements.

Other services provided to the Company’s customers (as listed on page 2 of the Company’s Form 10-K) generate less than three percent of the Company’s revenue and are not typically bundled with volume manufacturing services.  For example, product design and engineering services are performed pursuant to written agreements entered into at the time such services are required.  These agreements are evidence of the Company’s arrangement with the customer and specify the services to be offered and the fees for such services, but do not include volume manufacturing services or obligate customers to use the Company for volume manufacturing services upon completion of the services.  Since these agreements are not entered into at or near the same time as agreements for other products or services offered by the Company, the Company’s arrangement with the customer consists of a single deliverable.  At the end of such arrangements, customers will either manufacture the products themselves or solicit quotes for volume manufacturing services from numerous companies, which may or may not include the Company.  Additionally, after-market product service and support is performed pursuant to contractual agreements that specify the applicable terms and conditions for such services, including a time and materials based formula for determining pricing.  These agreements are the Company’s written evidence of its arrangement with its customer.  Services pursuant to these agreements may be provided for products manufactured by the customer, by another service provider of the customer, or by the Company.  Since these agreements are not entered into at or near the same time as agreements for other products or services offered by the Company, the Company’s arrangement with the customer consists of a single deliverable.

Note 13. Commitments and Contingencies

Environmental Matters, pages 100-101

8.                                       Refer to your response to prior comment 17. We understand that you are capitalizing remediation costs in accordance with SFAS 143. Please explain your statement that such costs have not been reflected in your income statement in light of the cost recognition requirements set forth in paragraph 11 of that standard.

The Company is complying with the requirements of paragraph 11 of SFAS 143 by allocating the estimated asset retirement cost to expense over the remaining useful life of the relevant asset.  The Company’s statement that such costs have not been reflected in the income statement was intended to convey that estimated remediation costs for the specific site referenced were not expensed immediately upon recognition of the additional liability since the carrying value of the relevant asset after capitalization of such costs was less than the asset’s estimated fair value.

Note 14. Employee Benefit Plans, page 101-105

9.                                       We have read your response to prior comment 18 and note that your historical rates of return in each of the previous two years were 7.5% - 8.5%. In light of market events and surrounding uncertainty, please further justify why your selection of a long-term rate of return of 8.5% is reasonable and no change from prior years is required.

The expected long-term rate of return on plan assets reflects the expected returns for each major asset class in which the plan invests, the weight of each asset class in the target mix, the correlations between asset classes and their expected volatilities.  There were no changes in major asset classes or the weight of each asset class during 2008.  Although recent market events may impact rates of return in the near-term, the Company does not believe such events by themselves will impact overall rates of return over a long period of time and therefore believes its estimated rate of return is within an appropriate range.  Additionally, it should be noted that the expected rate of return assumption does not significantly impact the amount of pension expense the Company recognizes.  For example, a change in the estimated long-term rate of return from 8.5% to 5.5% would have increased the Company’s pension expense for 2008 by approximately $0.7M, which the Company does not consider to be material.

Note 17. Income Taxes, page 117

10.                                 We have read your response to prior comment 20. Please confirm that you have not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

The Company confirms that it has not offset deferred tax liabilities and assets attributable to different tax-paying components of the Company or to different tax jurisdictions.  Specifically, the Company offsets current deferred tax assets and liabilities and noncurrent deferred tax assets and liabilities by tax-paying jurisdiction.  The resulting net amounts by tax jurisdiction are then consolidated for financial reporting without further offset.

11.                                 We have read your response to prior comment 22. Please demonstrate to us, in your response, how you have complied with the disclosure provisions of paragraph 45f. of SFAS 109 to disclose tax expense that results from allocating tax benefits directly to contributed capital as disclosed in the consolidated statement of stockholders’ equity on page 75.

Please refer to the Company’s response to comment 6 above for a discussion of the nature of the amount that was recorded directly to contributed capital.  Typically, tax benefits from the exercise of stock options are recorded directly to contributed capital and not as a reduction of income tax expense.  Therefore, disclosure of the amount in Note 9 enables a reader of the financial statements to determine the amount of income tax expense that would have been recorded had the amount not been recorded directly to contributed capital.  In 2005, the Company provided a full valuation allowance against its U.S. deferred tax assets, including the amount recorded in 2004 for the tax benefit from gains on stock option exercises.  Therefore, the offset to the amount recorded directly to contributed capital in 2007 in conjunction with correction of the error in 2004 was income tax expense (and not income taxes payable or deferred taxes as in most instances).  The Company did not allocate any tax benefits related to 2007 directly to contributed capital in 2007.  Accordingly, the Company believes it has complied with paragraph 45f of SFAS 109.

Form 8-K filed April 22, 2009

12.                                 We note your revised disclosures in response to prior comment 25, however it does not appear that you have discussed the usefulness of adjusting your GAAP amounts for amortization of intangible assets, customer bankruptcy reorganization and impairment of goodwill and other assets. Please confirm that in future filings, the economic substance behind each adjustment is discussed. Further, ensure that in future filings you describe the manner in which management uses the non-GAAP measures to conduct or evaluate the business, the material imitations associated with the use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for these limitations when using the non-GAAP measures. See Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We will include the appropriate disclosure in our future earnings releases.

* * * * * * *

Please do not hesitate to call me at (408) 964-3655 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Todd Schull
Todd Schull
Senior Vice President and Corporate Controller

cc:	Tamara Tangen, Staff Accountant
Evan Jacobson, Staff Attorney
Jure Sola, Chief Executive Officer
Michael R. Tyler, Executive Vice President and General Counsel

EXHIBIT A

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Philosophy

We believe that strong financial performance, on a consistent, predictable basis, is the most certain avenue through which we can increase long-term stockholder value. Accordingly, we have designed compensation programs to reward our executive officers based on our overall financial results and the individual contributions of our executive officers.

In particular, our executive compensation policies are designed to:

•                  attract and retain qualified executives who will contribute both to our long-term success and to our short-term performance;

•                  reward executives for achieving or exceeding measurable results;

•                  create a direct link between corporate success and individual performance and rewards;

•                  reinforce a sense of ownership and overall entrepreneurial spirit;

•                  help ensure that bonuses are based primarily on the most pertinent and specific metrics for our business; and

•                  maintain appropriate levels of dilution attributable to equity programs.

The Compensation Committee of the Board oversees our compensation philosophy and objectives. The Committee uses the above-mentioned objectives as a guide in establishing the compensation programs, packages and practices offered to our executive officers and in assessing the proper allocation between long-term and short-term incentive compensation and cash and non-cash compensation.

Throughout this Compensation Discussion and Analysis, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2008, as well as the other individuals included in the “Summary Compensation Table” in the Proxy Statement, are referred to as the “named executive officers.”

The following are general principles and practices followed by the Committee in determining executive compensation:

Use of Tally Sheets.  Tally sheets are spreadsheets used to view an executive’s total compensation. The Committee uses tally sheets to help in assessing whether adjustments are appropriate to base salaries, bonuses and/or equity grants.

Internal Pay Equity.  The Committee considers the relationship of the Chief Executive Officer’s compensation to that of the other named executive officers as a general guideline in determining executive compensation. However, the Committee does not seek to maintain a particular ratio between the remuneration of the Chief Executive Officer and that of other officers.

Wealth Accumulation.  The Committee considers the value of unvested restricted stock units and in-the-money stock options, as well as the amount of prior stock sales by executive officers, in setting their cash and equity compensation levels.

Types of Compensation.  During fiscal 2008, the compensation for our named executive officers consisted of three primary components: base salary, cash bonuses and equity compensation awards. The Committee does not have a formal or informal policy regarding the allocation between long-term and short-term compensation and cash and non-cash compensation. The Committee determines the proper allocations by considering the balance that is required to retain executives and reward them for their day to day responsibilities while appropriately motivating executives to strive to achieve our long-term goals, such as profitability and increasing stockholder value.

Retention Incentives.  The Committee also considers the need to offer compensation packages that are comparable to those offered by companies competing with us for executive talent. Therefore, the Committee conducts an annual review of our compensation programs and considers information from comparable companies in determining compensation packages.

Role and Authority of our Compensation Committee

The Compensation Committee of our Board:

•                  oversees our compensation policies, plans and benefit programs;

•                  reviews and approves the compensation of all of our executive officers (including our Chief Executive Officer and other named executive officers);

•                  reviews and approves our annual cash bonus programs; and

•                  designs and administers our equity compensation plans.

The members of the Compensation Committee are Wayne Shortridge, Neil R. Bonke, Alain Couder and Joseph G. Licata, Jr. Mr. Shortridge currently serves as the Chairman of the Committee and served as Chairman of the Committee during fiscal 2008. Each member of the Committee is an “independent director” under the NASDAQ listing requirements and is a “non-employee director” under Rule 16b-3 of the Securities Exchange Act of 1934.

The Committee meets at least quarterly throughout each year, including early in each fiscal year to establish target compensation levels for our executive officers for the fiscal year, to approve the annual bonus plan for the fiscal year, to grant equity awards and to approve executive officer bonuses for the previous fiscal year.

In addition, the Board and the Committee have delegated limited authority to our Chief Executive Officer and our General Counsel (the “Designated Approvers”) to grant equity awards within certain parameters. The Designated Approvers may grant awards only with respect to employees who have not been designated Section 16 officers, as that term is defined under the Exchange Act and who are not Presidents of business units, Senior Vice Presidents or Executive Vice Presidents who report directly to our Chief Executive Officer. In any fiscal year, the Designated Approvers may grant, in the aggregate, stock options and other equity awards (including restricted stock units or restricted stock awards) covering no more than 50,000 shares to any individual and 1,000,000 shares to all employees.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer, President and Chief Operating Officer and Executive Vice President and General Counsel regularly attend the Committee’s meetings, but are excused, as appropriate, when certain matters of executive compensation are discussed. In addition, the Chief Executive Officer and President and Chief Operating Officer make recommendations to the Committee with respect to the compensation payable to the named executive officers who report them and other employees. However, the Committee is not bound by such officers’ recommendations and makes all decisions with respect to the Chief Executive Officer’s compensation without his input or him being present during such discussions.

Role and Independence of Compensation Consultant

The Committee has the sole authority to hire and terminate compensation consultants. The Committee retained Compensia, Inc., an executive compensation consulting firm, to conduct an annual review of our compensation program for executive officers and to provide and assist in the analysis of benchmark compensation data with respect to our executive compensation arrangements for fiscal 2008. The Committee has engaged Compensia to conduct a similar review of our compensation program for executive officers for fiscal 2009.

Sanmina-SCI uses its consultant, Compensia, Inc., to review the materials provided the Committee for accuracy and completeness, to provide the Committee with information regarding compensation trends generally, as well as industry specific compensation trends, to answer questions the Committee may have regarding compensation issues and to advise the Committee whether its compensation decisions are within industry norms.

Compensia reported solely to the Committee and our management was not involved in the negotiations of fees charged by Compensia or in the determination of the scope of work performed by Compensia. In addition, Compensia did not perform any services for us or the Committee other than providing advice concerning executive and director compensation. As a result, the Committee believes that Compensia should be considered to be independent of Sanmina-SCI.

Review of Peer Group Data

In making compensation decisions for fiscal 2008, the Committee examined competitive market practices for base salary, cash bonuses and equity compensation awards for global, diversified electronics manufacturing services, or EMS, companies, high-technology manufacturing companies of comparable revenue and certain durable goods manufacturing and other companies. The Committee included certain durable goods companies in the peer group because, like Sanmina-SCI, they have numerous, geographically dispersed manufacturing operations and sell as end products complex, highly engineered assembled products.

Data on compensation practices of peer group companies generally was gathered through publicly available information. Compensia also used the Proprietary High-Tech Executive Compensation Database for data on technology manufacturing companies. In addition, the Committee used the Watson Wyatt Report on Top Management Survey to obtain information on comparable executives at durable goods manufacturing companies. While the report provides a list of participating companies, it does not identify companies by name when providing information by revenue size and the durable goods manufacturing business segment.

The peer group companies included the following:

EMS Peer Companies

•                  Celestica, Inc.

•                  Flextronics International Ltd.

•                  Jabil Circuit, Inc.

•                  Plexus Corporation

High-Technology Manufacturing Peer Companies

•                  Advanced Micro Devices, Inc.

•                  Agilent Technologies, Inc.

•                  Dover Corporation

•                  Infineon Technologies AG

•                  Lexmark International, Inc.

•                  Micron Technology, Inc.

•                  NCR Corporation

•                  Network Appliance, Inc.

•                  Pitney Bowes, Inc.

•                  SanDisk Corporation

•                  Seagate Technology

•                  Teleflex, Inc.

•                  Vishay Intertechnology, Inc.

•                  Western Digital Corporation

Components of Fiscal 2008 Compensation

Our executive officer compensation program includes three main elements:

•                  base salary;

•                  cash bonuses; and

•                  equity compensation in the form of stock options or restricted stock units.

We selected these components because we believe each is necessary to help us attract and retain executive talent. These components also allow us to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The Committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy.

Base Salary

Base salary compensates executive officers for their services rendered on a day-to-day basis. The Committee primarily considers individual performance, experience level, changes in individual roles and responsibilities during the year and competitive compensation data in determining appropriate base salary levels for individual named executive officers.

In October 2008, the Committee reviewed the base salary of each of the named executive officers against the base salaries of similarly situated executive officers of the peer group. The Committee determined that named executive officer base salaries were on average between the 25th and 50th percentile of base salaries for similarly situated executive officers, lower than the targeted percentile. However, reflecting the Committee’s belief that a substantial portion of executive pay should be based upon Sanmina- SCI’s overall performance, the Committee did not change base salaries for our named executive officers (including our Chief Executive Officer) for fiscal 2009.

Bonuses

Named executive officers were eligible to receive bonuses under the Sanmina-SCI FY2008 Corporate Annual General & Administrative Short-Term Incentive Plan (the “2008 Incentive Plan”) originally adopted by the Compensation Committee in November 2007. The 2008 Incentive Plan sets forth the methodology for calculating annual bonuses for fiscal 2008 for specified employees of Sanmina-SCI, including executive officers, based upon achievement of specified corporate, divisional and individual performance objectives.

Determination of Bonus Formula

Under the 2008 Incentive Plan, Sanmina-SCI’s fiscal 2008 performance is measured against targets for revenue and non-GAAP operating margin. This measurement results in a corporate performance factor that is then adjusted up or down based upon target levels of free cash flow for the year and inventory turns and return on invested capital exiting the fourth quarter of the year. The Committee chose these measures because of its belief, based in part upon communications with stockholders, that these measures are the ones that most directly impact stockholder value. Because the Committee believes that revenue and operating margin are the most important indicators of Sanmina-SCI’s performance, these two measures are the ones used to determine the starting corporate performance factor. As a result, no bonuses were payable under the 2008 Incentive Plan unless Sanmina-SCI achieved revenue of at least $6.0 billion and non-GAAP operating margin of more than 2.5% for specified operations. In setting such minimum level of performance, the Committee considered the degree of difficulty to reach such minimum level and the need to retain key executive officers even if targeted levels of financial performance were not achieved.

At the same time, inventory turns and return on invested capital are recognized and frequently used financial measures in the EMS industry. Similarly, for companies with long-term debt like Sanmina-SCI, free cash flow indicates Sanmina-SCI’s ability to service such debt. For these reasons, the Committee believed it appropriate to provide for both upwards and downwards adjustment of the corporate performance factor based on achievement or non-achievement of targets for these three measures. For fiscal 2008, inventory turns, return on invested capital and free cash flow measures all increased the corporate performance factor.

Determination of Individual Bonuses

In early fiscal 2008, named executive officers were assigned a bonus target expressed as a percentage of base salary, except for the Chief Executive Officer, whose award was determined by the Compensation Committee without reference to a target and solely on the basis of Sanmina-SCI’s performance. The Committee believed that not initially approving a specific bonus target for the Chief Executive Officer gave the Committee maximum flexibility in adjusting the bonus for qualitative and quantitative Sanmina-SCI performance, performance compared to peers, the Chief Executive Officer’s ability to execute on Sanmina- SCI’s strategic plan and other factors determined by the Committee to be important in assessing chief executive officer performance. For the other named executive officers, the Committee set bonus targets primarily by comparing peer group compensation data and targeting total cash compensation (inclusive of base salary) to be between the 60th and 75th percentile of total compensation for similar executives at peer group companies.

Each named executive officer’s fiscal 2008 bonus was determined by reference to his bonus target established by the Committee, Sanmina-SCI’s corporate performance factor and achievement of the participant’s individual/divisional performance targets for fiscal 2008.

The formula for executive bonuses is driven by Sanmina-SCI’s performance against the factors discussed above. The portion of the bonus attributable to corporate and/or divisional/individual performance varies by individual. The dollar amounts of named executive officer bonuses are determined as follows:

(Base Salary ($)) × (Individual Bonus Target Percentage (%)) × (Corporate Performance Factor (%)) × (Corporate Performance Portion (%))

plus,

(Base Salary ($)) × (Individual Bonus Target Percentage (%)) × (Corporate Performance Factor (%)) × (Divisional/Individual Portion, adjusted for individual/divisional performance (%)).

In determining achievement of individual performance targets for the named executive officers, the Committee took into account difficult industry-wide business conditions during the fiscal year, as well as the fact that such conditions were factors outside of management’s control. In light of these conditions, the Committee determined that all of the named executive officers had met or exceeded their individual/divisional targets for the following reasons:

•                                          Jure Sola — for demonstrating leadership during difficult business conditions, maintaining key customer relationships during the year, helping drive the turnaround in Sanmina-SCI’s operations in fiscal 2008 (specifically the successful divestiture of Sanmina-SCI’s PC business and the improvement in non-GAAP net income from a loss of $(0.11) per share in fiscal 2007 to net income of $0.13 per share in fiscal 2008) and helping create a company strategic plan

•                                          Joseph Bronson — for initiating and overseeing a successful review of operations, focusing on cash management and improvement of the results of non-performing business units

•                                          Hari Pillai — for driving strong results in the EMS business unit, the Company’s core business unit, during the fiscal year

•                                          David White — for contributing toward the successful divestiture of Sanmina-SCI’s PC division during the fiscal year

•                                          Michael Tyler — for leading efforts to settle the Company’s derivative lawsuit, overseeing legal aspects of the Company’s European restructuring activities and driving continued implementation of governance and compliance reforms

As a result of these factors, and applying the formula set forth in the 2008 Incentive Plan, the Committee approved fiscal 2008 bonuses for the named executive officers in the amounts shown in the Summary Compensation Table, on page 35 below.

Fiscal 2009 Bonus Plan

In December 2008, the Committee approved the Sanmina-SCI Fiscal 2009 Short-Term Incentive Plan (the “2009 Bonus Plan”). The 2009 Bonus Plan sets forth the methodology for calculating annual bonuses for fiscal 2009 for specified employees of Sanmina-SCI, including executive officers, based upon achievement of specified corporate, divisional and individual performance objectives.

Under the 2009 Bonus Plan, Sanmina-SCI’s fiscal 2009 performance is measured against targets for revenue, non-GAAP operating margin, free cash flow, inventory turns and return on invested capital. Should Sanmina-SCI not achieve a minimum performance against these targets, no bonuses shall be payable under the 2009 Bonus Plan. Each participant’s bonus is determined by reference to an individual bonus target established by management (or, in the case of Sanmina- SCI’s executive officers, by the Committee), Sanmina-SCI’s performance against its targets, as described above, and achievement of the participant’s individual/divisional performance targets for fiscal 2009.

The Committee believes that achievement of the targeted level of performance under the 2009 Incentive Plan is moderately difficult based upon industry-wide conditions and Sanmina-SCI’s internal forecasts.

Sanmina-SCI and the Compensation Committee retain the right to terminate or amend the 2009 Bonus Plan in any respect, including increasing or decreasing the corporate performance and individual bonus targets.

Long-Term Equity-Based Incentive Awards

We provide long-term incentive compensation through awards of stock options, restricted stock and restricted stock units that generally vest over three to five years. In some cases, the vesting of equity awards accelerates if certain goals are met, such as stock price targets. Our equity compensation program is intended to align the interests of our named executive officers with those of our stockholders by creating an incentive for our named executive officers to maximize stockholder value. The equity compensation program also encourages our named executive officers to remain employed with us because unvested awards are forfeited upon termination of employment.

Sanmina-SCI grants equity awards to its named executive officers under the stockholder-approved 1999 Stock Plan. Grants approved by the Committee become effective and, for stock options, are priced at the fair market value of our common stock as of a predetermined future effective date in accordance with our Equity Award Administration Policy. The Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, the Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a three to five year period, the value to recipients of any immediate increase in the price of our common stock following a grant will be attenuated.

The number of shares granted each year to the named executive officers depends upon each executive officer’s current holdings of equity, individual performance, Sanmina-SCI’s stock price (and therefore the extent to which current option holdings are in-the-money) and the type of equity granted by peer companies. While the Committee has granted full value awards, such as restricted stock units, in the past to the named executive officers, the Committee believes that, in general, stock options better align executives’ incentives with stockholder interests. This is because such awards will not result in any compensation unless the stock price, and therefore stockholder value, increases. In fiscal 2008, primarily as a result of a lower stock price that eliminated the need for the downside price protection of full value awards and the fact that substantial full value awards had been granted the year before, the Committee granted options to purchase 1,540,000 options to our named executive officers and no full value awards compared to options to purchase 500,000 shares and 2,040,000 restricted stock units in fiscal 2007. The total number of shares granted was down from fiscal 2007 due to the fact that Joseph Bronson and Michael Tyler had received large initial grants in connection with their initial employment during fiscal 2007 and, as a result, the Committee determined that they should not be granted additional equity during fiscal 2008. All of the options granted during fiscal 2008 vest over a specified period of time, subject to such named executive officer’s continued service.

The Committee set fiscal 2008 equity levels for the named executive officers receiving equity grants during fiscal 2008 primarily considering (1) the underwater status of most of their options, (2) individual performance, (3) internal pay equity and (4) the current equity holdings, as follows:

•                                        Underwater Option Status - was a factor increasing the size of option grants to such named executive officers since at least 50% of options held by such named executive officers had exercise prices of at least $7.00 per share compared to a fair market value of $1.98 per share on the fiscal 2008 option grant date

•                                          Individual Performance - was a factor increasing size of option grants to such named executive officers due to their achievement of individual qualitative objectives during fiscal 2007

•                                          Internal Pay Equity Guidelines - reduced the size of Mr. Pillai’s grant relative to Mr. Sola’s grant and the size of Mr. White’s grant relative to Mr. Pillai’s grant

•                                          Current equity holdings —did not contribute to an increase or decrease of equity grants to such named executive officers, taking into account their past option exercises, expiring underwater grants, currently outstanding stockholdings and remaining outstanding option grants

Change-in-Control and Severance Arrangements

The Committee has not to date found it necessary to approve broad-based change-in-control arrangements and severance that would provide benefits and/or acceleration of vesting of equity awards with its executive officers in case of specified terminations or employment or transactions involving Sanmina-SCI. However, in one instance, involving the hiring of Sanmina-SCI’s Chief Financial Officer, Sanmina-SCI did agree to accelerate such officer’s equity grants in full in the event of a change-in-control involving Sanmina-SCI. In addition, in the case of Sanmina-SCI’s Executive Vice President and General Counsel, the Committee agreed to provide salary continuation for one year following termination of employment without cause or resignation for good reason. Such arrangements were deemed necessary to attract and retain such individuals and were consistent with their arrangements with their prior employers. The Compensation Committee is continuing to evaluate the advisability of adopting a change-in-control arrangement covering additional officers.

Other Benefits

In addition to the cash and equity compensation discussed above, we provide our named executive officers with a modest package of additional benefits that includes:

•                  health insurance, as generally available to U.S. employees;

•                  optional participation in our 401(k) plan, as generally available to all U.S. employees (including any matching contributions on the same terms as other participating employees);

•                  life insurance, as generally available to all U.S. employees;

•                  optional participation in a non-qualified executive deferred compensation plan that permits executives to defer receipt of part or all of their base salary and bonus to a future date;

•                  vehicle allowance; and

•                  executive group travel accident insurance.

We do not provide the following types of perquisites to executive officers:

•                  personal use of corporate assets;

•                  executive pension plans (SERPs);

•                  Sanmina-SCI-funded deferred compensation programs; or

•                  Sanmina-SCI-funded housing (except on a temporary basis in cases of relocation).

Policy Regarding Executive Repayment of Compensation Following Misconduct

Section 304 of the Sarbanes-Oxley Act of 2002 requires that if misconduct results in a material non-compliance with SEC financial reporting requirements, and as a result of such non-compliance Sanmina-SCI is required to restate its financial statements, then the Chief Executive Officer and Chief Financial Officer must disgorge any bonuses received during the 12-month period following the filing of the non-compliant report and profits on the sale of Sanmina-SCI stock during such period. The Committee has considered, but has not deemed it appropriate to adopt, a policy by which other executive officers would be required to repay compensation earned and/or forfeit gains from stock sales in the event of misconduct, principally because it believes the repayment provisions of Section 304 are sufficient. Sanmina-SCI may reconsider its position if future circumstances warrant.

Policy Regarding Tax Deduction for Compensation under Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (“IRC”) limits our tax deduction to $1 million for compensation paid to certain executive officers named in the Proxy Statement unless the compensation is performance-based. The Committee’s present intention is to comply with the requirements of IRC Section 162(m), unless the Committee determines that it is in our interests to do otherwise. Our 2009 Incentive Plan, if approved by stockholders, will permit Sanmina-SCI to grant performance-based awards (both cash and equity) that will be exempt from the IRC limit on deductibility.

Submission by Compensation Committee

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2008. Based on the review and discussions, the Committee recommended to the Board, and the Board has approved, that this Compensation Discussion and Analysis be included in Sanmina-SCI’s Proxy Statement for its 2009 Annual Meeting of Stockholders.

This report is submitted by the Committee.

The Compensation Committee of the Sanmina-SCI Corporation Board of Directors

Wayne Shortridge, Chairman Neil R. Bonke Alain Couder Joseph G. Licata, Jr.